______________________________________________________________________________________________________

VIA EDGAR
May 2, 2016
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:    Kathleen Suellentrop

Re:    Century Aluminum Company
Registration Statement on Form S-3
Filed March 7, 2016
File No. 333-209966

Dear Ms. Suellentrop:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Aluminum Company, a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective by 10:00 a.m. (Eastern Time) on Thursday, May 5, 2016, or as soon thereafter as practicable.
In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with this matter. Please contact the undersigned at (312) 696-3101 or John T. Blatchford of Vedder Price P.C. at (312) 609-7605 as promptly as practicable upon declaration of effectiveness.
Very truly yours,
/s/ Morgan Fox Walbridge
Associate General Counsel
Century Aluminum Company

cc:    John T. Blatchford

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax